Exhibit 99.1

iKang Announces Unaudited Financial Results for the Fiscal Second Quarter Ended September 30, 2018

BEIJING, DECEMBER 20, 2018 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced its unaudited financial results for the fiscal second quarter ended September 30, 2018.

Fiscal Second Quarter Ended September 30, 2018 Financial Highlights

•                  Net revenues were US$177.7 million, an increase of 16.6% year-over-year (an increase of 19.0% on RMB basis) (1)

•                  Gross profit was US$81.7 million, an increase of 15.6% year-over-year (an increase of 18.0% on RMB basis) (1)

•                  Net income attributable to the Company was US$16.1 million, a decrease of 17.2% year-over-year (a decrease of 15.5% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$16.4 million, a decrease of 17.7% year-over-year (a decrease of 16.0% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.23 and US$0.22, respectively, as compared to US$0.28 and US$0.28, respectively, in the fiscal second quarter of 2017

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.23 and US$0.23, respectively, as compared to US$0.29 and US$0.29, respectively, in the fiscal second quarter of 2017

First Fiscal Six Months Ended September 30, 2018 Financial Highlights

•                  Net revenues were US$327.9 million, an increase of 22.4% year-over-year (an increase of 19.8% on RMB basis) (1)

•                  Gross profit was US$141.8 million, an increase of 19.1% year-over-year (an increase of 17.0% on RMB basis) (1)

•                  Net income attributable to the Company was US$22.4 million, a decrease of 2.9% year-over-year (a decrease of 3.1% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$22.9 million, a decrease of 3.9%  year-over-year (a decrease of 4.1% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.32 and US$0.31, respectively, as compared to US$0.34 and US$0.33, respectively, in the first fiscal six months of 2017

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.33 and US$0.32, respectively, as compared to US$0.35 and US$0.34, respectively, in the first fiscal six months of 2017 “iKang’s diversified and integrated portfolio of services continued to deliver solid performance for yet another quarter, while the continued investment in strategic initiatives demonstrated our forward-thinking vision to drive transformation in preventive private healthcare in China” commented Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang. “Total net revenues for the fiscal second quarter and first fiscal six months grew by 16.6% and 22.4%, respectively, compared to those for the same period last year (by 19.0% and 19.8% on RMB basis). We finished the quarter with 115 self-owned medical centers and customers visits under both corporate and individual programs have increased by 15% to approximately 2.10 million as compared to the fiscal second quarter of 2017.”

(1)         RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2)         Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3)         Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

“Since the successful launch of iKangCare+ and iKangPartners+ plans in fiscal 2017, we have made significant strides in leveraging these initiatives to further diversify revenue streams and have yielded promising results over the past few quarters.  We are also advancing several new initiatives to deepen our focus in areas of Ai through iKangAi+ and partnership with public hospitals through iKangNetwork+, which were initiatives recently launched in Beijing, Shanghai and Guangzhou” said Mr. Zhang. “We expect the impact of these efforts to accelerate through the remaining of fiscal 2018 and beyond. Our strategy is focused on placing our customers at the center of everything we do and I am very pleased with our progress in continuing to deliver increasing value at an accelerating pace to the millions of customers we serve, helping them live healthier lives and helping make the healthcare system work better for everyone.”

“We are very excited of the enormous opportunities presented to us in the private preventive healthcare industry in China. As we look forward, we will drive our growth on the strength of practical innovation that anticipates and responds to increasing customer expectations and needs. We believe we are on solid trajectory to build on our continuous success and commitment to advancing our growth strategies that aim to deliver long-term and sustainable returns to our shareholders.”

FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2018 UNAUDITED FINANCIAL RESULTS

Net Revenues (4)

Net revenues for the fiscal second quarter were US$177.7 million, representing a 16.6% increase from US$152.4 million in the same period of the last fiscal year. On a RMB basis, the revenue growth was 19.0% compared to the fiscal second quarter of 2017. As of September 30, 2018, the number of self-owned medical centers totaled 115 compared to 110 as of September 30, 2017. In this quarter, the Company served approximately a total of 2.10 million customer visits under both corporate and individual programs, representing an increase of 15.0% compared to the fiscal second quarter of 2017.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Second Quarter Ended September 30, 2018	Fiscal Second Quarter Ended September 30, 2017	YoY % Change
Medical Examinations	139.6	122.0	14.4%
Disease Screening	20.5	14.8	38.7%
Dental Services	4.6	4.6	0.8%
Other Services	13.0	11.0	18.1%
Total	177.7	152.4	16.6%

Medical Examinations: Net revenues for the quarter were US$139. 6 million, representing a 14.4% increase from US$122.0 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the quarter were US$20.5 million, representing a 38.7% increase from US$14.8 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

(4)         iKang adopted ASC 606 by using modified retrospective method since April 1, 2018. The impact of applying this ASC is insignificant.

Dental Services: Net revenues for the quarter were US$4.6 million, which remained stable compared to US$4.6 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$13.0 million, representing an 18.1% increase from US$11.0 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$96.0 million, representing a 17.4% increase from US$81.7 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$81.7 million, representing a 15.6% increase from US$70.7 million in the same period of the last fiscal year. Gross margin for the quarter was 46.0%, as compared to 46.4% in the second quarter of the last fiscal year.

Operating Expenses

Total operating expenses for the quarter was US$53.5 million, representing a 39.9% increase from US$38.2 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$26.8 million, accounting for 15.1% of total net revenues as compared to 12.9% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$25.7 million, accounting for 14.5% of total net revenues as compared to 11.7% in the same period of the last fiscal year.  Excluding share-based compensation expenses of US$234,000 for this quarter and US$389,000 for the same quarter of the last fiscal year, the general and administrative expenses for the quarter was US$25.5 million, accounting for 14.3% of total net revenue as compared to 11.4% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$0.9 million, accounting for 0.5% of total net revenues as compared to 0.5% in the same period of the last fiscal year.

Income from Operations

Income from operations for the quarter was US$28.2 million, representing a 13.0% decrease from US$32.4 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$234,000 for this quarter and US$389,000 for the same quarter of the last fiscal year, non-GAAP income from operations for the quarter was US$28.5 million as compared to US$32.8 million, which reflected a decrease of 13.3%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the quarter was US$38.8 million, representing a 10.2% decrease from US$43.2 million in the same period of the last fiscal year.

Net Income

Net income attributable to the Company for the quarter was US$16.1 million, representing a decrease of 17.2% from US$19.5 million in the same period of the last fiscal year.

Non-GAAP net income attributable to the Company for the quarter was US$16.4 million, representing a decrease of 17.7% from US$19.9 million in the same period of the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.23 and US$0.22, respectively, as compared to US$0.28 and US$0.28, respectively, in the same quarter of 2017.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.23 and US$0.23, respectively, as compared to US$0.29 and US$0.29, respectively, in the same quarter of 2017.

FIRST FISCAL SIX MONTHS ENDED SEPTEMBER 30, 2018 UNAUDITED FINANCIAL RESULTS

Net Revenues (4)

Net revenues for the first fiscal six months were US$327.9 million, representing a 22.4% increase from US$268.0 million in the same period of the last fiscal year. On a RMB basis, the revenue growth was 19.8%. From the beginning of the year, we have added five new medical centers. During the period, the Company served approximately a total of 3.79 million customer visits under both corporate and individual programs, representing an increase of 16.7% over the first fiscal six months of 2017.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Six Months Ended September 30, 2018	Fiscal Six Months Ended September 30, 2017	YoY % Change
Medical Examinations	258.4	217.0	19.1%
Disease Screening	37.7	24.4	54.4%
Dental Services	9.9	7.5	32.7%
Other Services	21.9	19.1	14.7%
Total	327.9	268.0	22.4%

Medical Examinations: Net revenues for the period were US$258.4 million, representing a 19.1% increase from US$217.0 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the period were US$37.7 million, representing a 54.4% increase from US$24.4 million in the same period of the last fiscal year.

Dental Services: Net revenues for the period were US$9.9 million, representing a 32.7% increase from US$7.5 million in the same period of the last fiscal year.

Other Services: Net revenues for the period were US$21.9 million, representing a 14.7% increase from US$19.1 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$186.1 million, representing a 24.9% increase from US$149.0 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$141.8 million, representing a 19.1% increase from US$119.0 million for the same period of the last fiscal year. Gross margin for the period was 43.2%, as compared to 44.4% for the same period last fiscal year.

Operating Expenses

Total operating expenses for the period were US$99.6 million, representing a 28.2% increase from  US$77.7 million for the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the period were US$51.2 million, accounting for 15.6% of total net revenues as compared to 14.5% for the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the period were US$46.8 million, accounting for 14.3% of total net revenues as compared to 14.0% for the same period of the last fiscal year. Excluding share-based compensation expenses of US$526,000 for this period and US$773,000 for the same period last year, the general and administrative expenses for the quarter was US$46.2 million, accounting for 14.1% of total net revenue as compared to 13.6% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the period were US$1.7 million, accounting for 0.5% of total net revenues as compared to 0.5% for the same period of the last fiscal year.

(4)         iKang adopted ASC 606 by using modified retrospective method since April 1, 2018. The impact of applying this ASC is insignificant.

Income from Operations

Income from operations for the period was US$42.2 million, representing a 2.0% increase from US$41.3 million for the same period of the last fiscal year. Excluding share-based compensation expenses of US$526,000 for this period and US$773,000 for the same period of the last fiscal year, non-GAAP income from operations for the period was US$42.7 million as compared to US$42.1 million for the same period of last fiscal year, which reflected a rise of 1.4%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the period was US$64.4 million, representing a 2.7% increase from US$62.7 million for the same period of the last fiscal year.  Non-GAAP EBITDA margin for the period was 19.6% as compared to 23.4% for the same period of the last fiscal year.

Net Income

Net income attributable to the Company for the period was US$22.4 million, representing a 2.9% decrease from US$23.1 million for the same period of the last fiscal year.

Non-GAAP net income for the period was US$22.9 million, representing a 3.9% decrease from US$23.8 million for the same period of fiscal 2017.  Non-GAAP net income margin for the period was 7.0% as compared to 8.9% for the same period of the last fiscal year.

Basic and Diluted Income per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.32 and US$0.31, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.34 and US$0.33, respectively, in the first fiscal six months 2017.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.33 and US$0.32, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.35 and US$0.34, respectively, in the first fiscal six months 2017.

Cash and Cash Equivalents

As of September 30, 2018, the Company’s cash and cash equivalents and restricted cash totaled US$38.3 million, as compared to US$46.4 million as of June 30, 2018.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal six months ended September 30, 2018, iKang served a total of 3.79 million customer visits under both corporate and individual programs.

As of December 20, 2018, iKang has a nationwide network of 119 self-owned operating medical centers, covering 35 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang, Zhenjiang, Guyuan and Liupanshui, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2018	2018

ASSETS
Current assets:
Cash and cash equivalents	$62,901	$38,276
Accounts receivable, net of allowance for doubtful accounts of $23,142 and $24,396 as of March 31, 2018 and September 30, 2018, respectively	149,259	219,649
Inventories	9,261	9,506
Amount due from related parties	7,019	6,552
Prepaid expenses and other current assets	66,939	79,180
Total current assets	$295,379	$353,163
Property and equipment, net	$173,283	$161,712
Acquired intangible assets, net	21,993	17,611
Goodwill	117,995	108,792
Long-term investments	196,816	180,473
Deferred tax assets-non-current	39,380	48,826
Rental deposit and other non-current assets	20,309	22,976
TOTAL ASSETS	$865,155	$893,553
LIABILITIES, MEZZANINE AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $43,840 and $ 49,476 as of March 31, 2018 and September 30, 2018, respectively)	$52,800	$59,219
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $60,281 and $64,257, as of March 31, 2018 and September 30, 2018, respectively)	76,586	79,904
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $13,523 and $21,139 as of March 31, 2018 and September 30, 2018, respectively)	15,579	24,038
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $87,388 and $97,023 as of March 31, 2018 and September 30, 2018, respectively)	95,422	103,447
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $3,480 and $3,668 as of March 31, 2018 and September 30, 2018, respectively)	3,692	3,819
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $196,450 and $186,824 as of March 31, 2018 and September 30, 2018, respectively)	196,450	186,824
Total current liabilities	$440,529	$457,251

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2018	2018

Deferred revenues-non-current	—	172
Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $38,884 and $40,769 as of March 31, 2018 and September 30, 2018, respectively)	38,884	45,989
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $4,944 and $3,811 as of March 31, 2018 and September 30, 2018, respectively)	5,917	4,607
TOTAL LIABILITIES	$485,330	$508,019

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	355,707	362,101
Non-controlling interests	24,118	23,433
TOTAL EQUITY	$379,825	$385,534
TOTAL LIABILITIES AND EQUITY	$865,155	$893,553

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Six-month periods
	ended September 30		ended September 30
	2017	2018	2017	2018

Net revenues	$152,417	$177,691	$268,016	$327,928
Cost of revenues	81,743	95,985	148,979	186,111
Gross profit	$70,674	$81,706	$119,037	$141,817

Operating expenses:
Selling and marketing expenses	$19,663	$26,848	$38,922	$51,171
General and administrative expenses	17,813	25,726	37,302	46,765
Research and development expenses	760	912	1,466	1,694
Total operating expenses	$38,236	$53,486	$77,690	$99,630
Income from operations	$32,438	$28,220	$41,347	$42,187
Interest expense	3,166	4,817	6,255	9,577
Interest income	96	71	241	154

Income before income tax expenses and loss from equity method investments	$29,368	$23,474	$35,333	$32,764
Income tax expenses	7,372	5,952	8,922	8,285
Loss from equity method investments	(1,555)	(969)	(2,425)	(1,609)
Net income	$20,441	$16,553	$23,986	$22,870
Less: Net income attributable to non-controlling interest	963	433	932	493
Net income attributable to iKang Healthcare Group, Inc.	$19,478	$16,120	$23,054	$22,377

Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$19,478	$16,120	$23,054	$22,377

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.57	$0.46	$0.67	$0.64
Diluted	$0.56	$0.45	$0.67	$0.63

Net income per ADS (one common share equals to two ADSs)
Basic	$0.28	$0.23	$0.34	$0.32
Diluted	$0.28	$0.22	$0.33	$0.31

Weighted average shares used in calculating net income per common share
Basic	34,254,031	35,113,172	34,242,528	34,809,743
Diluted	34,654,980	36,049,669	34,643,077	35,742,277

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Six-month periods
	ended September 30		ended September 30
	2017	2018	2017	2018

Income from operations	$32,438	$28,220	$41,347	$42,187
Add:
Share-based compensation expenses	389	234	773	526
Non-GAAP operating income	$32,827	$28,454	$42,120	$42,713

Net income attributable to iKang Healthcare Group, Inc.	$19,478	$16,120	$23,054	$22,377
Add:
Share-based compensation expenses	389	234	773	526
Non-GAAP net income	$19,867	$16,354	$23,827	$22,903

Income from operations	$32,438	$28,220	$41,347	$42,187
Add:
Depreciation and amortization	10,372	10,349	20,580	21,674
Share-based compensation expenses	389	234	773	526
Non-GAAP EBITDA	$43,199	$38,803	$62,700	$64,387

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$19,867	$16,354	$23,827	$22,903

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.58	$0.47	$0.70	$0.66
Diluted	$0.57	$0.45	$0.69	$0.64

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.29	$0.23	$0.35	$0.33
Diluted	$0.29	$0.23	$0.34	$0.32